Exhibit 99.3

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

July 21, 2016	NR 12 - 2016

Avrupa Minerals: Covas Joint Venture Update, Portugal

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to report on joint venture progress during 2016 at the Covas Tungsten Project in northern Portugal.  Blackheath Resources (“BHR”) holds 75% of the JV by virtue of contributing over 1.6 million euros, to date, for exploration on the project.  Avrupa holds the remaining 25% and continues as Operator of the project.  For further information concerning the earn-in joint venture deal with BHR, please refer to the Avrupa news release of May 12, 2014.

Work in 2016 includes the following programs:

•

The partners have commenced planning and initial work on the project environmental impact study (“EIS”), according to guidelines established by the government of Portugal.  The initial work program includes preparation of detailed flora, fauna, and socio-economic baseline studies in/around the Cerdeirinha, Boundary, Castelo, Muito Seco, and Lapa Grande tungsten deposit areas.  The deposits have previously been partially drill-tested by the joint venture, and an initial NI 43-101 indicated resources estimate was reported by Avrupa and BHR at the end of Q1 2015.

•

Bulk sampling and mineralogical work commenced at the Cerdeirinha open pit site.  A field team collected approximately 200 kilograms of tungsten-bearing material which was sent out for mineralogical studies prior to commencing full processing test work.

•

Work continues on an internal experimental exploitation study for a small-scale pilot plant at Cerdeirinha, based on the initial indicated resources estimate.

•

Further internal review of the Telheira deposit area is planned for later in July/August.

Paul W. Kuhn, President and CEO of Avrupa commented, “We are certainly pleased with the program movement during the first half of the year.  Starting the EIS, mineralogy, and processing test work are important milestones for the Covas program.  We are looking forward to continued positive results from the Project and to making further steps towards determining the viability of the Covas operation.”

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds nine exploration licenses in three European countries, including six in Portugal covering 3,821 km2, two in Kosovo covering 47 km2, and one in Germany covering 307 km2.  Avrupa has three joint ventures, two in Portugal and one in Kosovo, including:

•

The Alvalade JV, with Colt Resources, covering one license in the Iberian Pyrite Belt of southern Portugal, for Zn/Cu-rich massive sulfide deposits;

•

The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits; and

•

Avrupa’s partner at the Slivovo Gold Project in Kosovo is presently advancing the Project by funding and operating a pre-feasibility study.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.  Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval of the scientific and technical content in the news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.